Emission Free Generators, Inc. (the "Company")

a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2022 and 2023

Emission Free Generators, Inc.

Balance Sheet
As of December 31, 2023

	TOTAL	
	AS OF DEC 31, 2023	AS OF DEC 31, 2022 (PP)
ASSETS		
Current Assets		
Bank Accounts		
Key Bank Biz Checking 0403	25,355.71	20,045.64
SVB Checking 9497	3,717.24	
Total Bank Accounts	**$29,072.95**	**$20,045.64**
Other Current Assets		
Due From Collins Synergy	35,685.00	
Total Other Current Assets	**$35,685.00**	**$0.00**
Total Current Assets	**$64,757.95**	**$20,045.64**
TOTAL ASSETS	**$64,757.95**	**$20,045.64**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
Loan from Officer	42,763.33	3,767.10
Total Other Current Liabilities	**$42,763.33**	**$3,767.10**
Total Current Liabilities	**$42,763.33**	**$3,767.10**
Total Liabilities	**$42,763.33**	**$3,767.10**
Equity		
Invested Capital	265,956.00	115,862.50
Retained Earnings	-99,583.96	-99,583.96
Net Income	-144,377.42	
Total Equity	**$21,994.62**	**$16,278.54**
TOTAL LIABILITIES AND EQUITY	**$64,757.95**	**$20,045.64**

Emission Free Generators, Inc.

Profit and Loss

January - December 2023

	TOTAL	
	JAN - DEC 2023	JAN - DEC 2022 (PY)
Income		
Total Income		
Cost of Goods Sold		
Consulting	5,000.00	9,440.95
Cost of Goods Sold	342.81	
Engineering Expense	53,250.00	44,363.00
Shipping	125.00	
Supplies & Materials	5,186.07	1,581.11
Warehouse Rent	437.75	1,309.66
Total Cost of Goods Sold	**$64,341.63**	**$56,694.72**
GROSS PROFIT	$ -64,341.63	$ -56,694.72
Expenses		
Advertising & Marketing		
Printing		104.54
Total Advertising & Marketing		**104.54**
Automobile Expense	10,885.96	9,186.50
Fuel Expense	2,237.13	3,421.23
Parking & Tolls	315.93	546.75
Total Automobile Expense	**13,439.02**	**13,154.48**
Bank Charges & Fees	2,493.05	1,086.02
Contractors	701.12	
Dues & subscriptions	450.00	
Insurance	2,139.72	1,107.50
Internet and Computer	5,996.85	3,978.82
Job Supplies	630.88	
Legal, Professional, & Consulting Fees	8,942.50	1,200.00
Meals & Entertainment	7,806.60	7,563.96
Office Supplies & Software	2,991.78	1,344.17
Office/General Administrative Expenses	-48.65	957.66
Other Business Expenses		149.99
Rent & Lease	4,137.57	
Repairs & Maintenance	21.39	
Shipping, Freight & Delivery	859.85	343.31
Taxes & Licenses	139.00	262.75
Telephone	1,425.52	1,559.18
Travel	27,868.59	10,076.86
Utilities	41.00	
Total Expenses	**$80,035.79**	**$42,889.24**
NET OPERATING INCOME	$ -144,377.42	$ -99,583.96
NET INCOME	$ -144,377.42	$ -99,583.96

Emission Free Generators, Inc.

Statement of Cash Flows

31st December 2023

	Jan- Dec 2023		Mar - Dec 2022 (PP)	
Income Statement				
Revenue - net				
Cost of revenue	$	64,341	$	56,694
Gross Profit/Loss	$	(64,341)	$	(56,694)
Operating expenses	$	80,036	$	42,889
Operating profit/loss	$	(144,377)	$	(99,583)
Other income/expenses	$	-	$	-
Net profit/loss	$	(144,377)	$	(99,583)

Emission Free Generators, Inc.

Statement of Changes in Equity

31st December 2023

	Jan- Dec 2023	Mar - Dec 2022 (PP)
Statement of Changes in Equity		
Beginning Balance	$ 16,279	$ -
Net profit/loss	$ 144,377	$ (99,583)
New Investor Capital	$ 150,092	$ 115,862
Ending Balance	$ 21,994	$ 16,279

Emission Free Generators, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2022

$USD

1. ORGANIZATION AND PURPOSE

Emission Free Generators, Inc. (the "Company") is a corporation organized in March 2022 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.